UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.            )*

Prime Retail, Inc. (Name of Issuer)
10.5% Series A Senior Cumulative Preferred Stock, Par Value $0.01 per share (Title of Class of Securities)
741570-20-4 (CUSIP Number)

Michael J. Choate, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue
Suite 2500
Chicago, Illinois 60611
(312) 527-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
August 29, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741570-20-4	13D	Page 2 of 5

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Daniel L. Goodwin

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 124,550
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 124,550

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,550

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 741570-20-4

Item 1.    Security and Issuer.

    10.5% Series A Senior Cumulative Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock").

    Prime Retail, Inc. (the "Issuer")
    100 East Pratt Street, 19th Floor
    Baltimore, Maryland 21202

Item 2.    Identity and Background.

    (a)
    Daniel L. Goodwin

    (b)
    Residence or Business Address: c/o The Inland Group, Inc., 2901 Butterfield Rd., Oak Brook, Illinois 60523

    (c)
    The Filing Person is the Chief Executive Officer of The Inland Group, Inc., 2901 Butterfield Rd., Oak Brook, Illinois 60523, whose principal business is real estate ownership and development.

    (d)
    During the past five years, the Filing Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

    (e)
    During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

    (f)
    United States of America

Item 3.    Source and Amount of Funds or Other Consideration.

    The Filing Person utilized personal funds to purchase the shares of Series A Preferred Stock for an aggregate purchase price of $620,818.

Item 4.    Purpose of Transaction.

    The Filing Person has taken certain actions that indicate that the Filing Person may be deemed to have the current intent to seek to change or influence control of the Issuer. On August 29, 2003, the Filing Person requested a list of all current holders of the Series A Preferred Stock of the Issuer. The purpose of obtaining the list is to enable the Filing Person to communicate with other holders of Series A Preferred Stock regarding their investment in the Series A Preferred Stock and the impact on that investment of the proposed sale of the Issuer to an affiliate of The Lightstone Group, LLC (the "Sale").

    The Filing Person has not formulated any specific plans or proposals regarding the Issuer or the Sale and there is no assurance that any plan or proposal will be developed or as to the terms or the timing of any plan or proposal. The Filing Person reserves the right to acquire additional shares of the Issuer's capital stock, including the Series A Preferred Stock, to dispose of the Series A Preferred Stock, in whole or in part, or to formulate other purposes, plans or proposals deemed advisable regarding the Issuer.

CUSIP NO. 741570-20-4

Item 5.    Interest in Securities of the Issuer.

    (a)
    The Filing Person beneficially owns 124,550 shares of Series A Preferred Stock of the Issuer. Such shares represent approximately 5.4% of the outstanding shares of Series A Preferred Stock of the Issuer (based on 2,300,000 shares outstanding as of June 30, 2003).

    (b)
    The Filing Person has sole dispositive and voting power with respect to 124,550 shares of Series A Preferred Stock of the Issuer. Such shares represent approximately 5.4% of the outstanding shares of Series A Preferred Stock of the Issuer (based on 2,300,000 shares outstanding as of June 30, 2003).

    (c)
    The Filing Person purchased the shares of Series A Preferred Stock in open-market transactions occurring between April 1, 2000 and May 21, 2002. The aggregate purchase price paid for the shares of Series A Preferred Stock was $620,818.

    (d)
    No person, other than the Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Series A Preferred Stock owned by the Filing Person.

    (e)
    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    The Filing Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.    Material to be filed as Exhibits.

    Stockholder List Request Letter.

CUSIP NO. 741570-20-4

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2003
	By:	/s/ DANIEL L. GOODWIN